EXHIBIT 99.1

Himax Announces Resignation of Chief Financial Officer

TAINAN, Taiwan, Oct. 1, 2010 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or the "Company") (Nasdaq:HIMX) today announced that Chief Financial Officer ("CFO") Max Chan has resigned from his position, effective immediately, to pursue a career opportunity with a private bio-tech company. The Board of Directors has begun the process of searching for a replacement CFO.

The Board of Directors has appointed Finance and Accounting Manager Jessica Pan as Acting CFO until further notice. Jessica Pan will assume the responsibilities of CFO in addition to her existing duties as Finance and Accounting Manager.

Jordan Wu, Chief Executive Officer of the Company, said, "Jessica has been with us since February 2006 and has more than 12 years relevant experience. She has been in charge of Himax's accounting and financial operations and has been playing an integral role in our internal control over financial reporting. Jessica has also worked closely with Max. With her extensive background in finance and accounting, I am very confident that Jessica is capable in the interim position, helping us make a seamless transition until we identify a suitable replacement."

Mr. Wu continued, "We really appreciate Max's contribution to Himax. He joined us in June 2004 and has been our CFO since October 2005. Over the past years, he led the team to enhance the standard of our financial control, procedures and reporting and also successfully accomplished several important investment and financial projects for Himax, including our initial public offering on the NASDAQ. We truly wish him the best in his future endeavors."

Prior to joining Himax, Jessica worked as Assistant Finance Manager for Advanced Semiconductor Engineering, Inc. from 2002 to 2006 and as an auditor for T N Soong & Co, now a member firm of Deloitte Touche Tohmastu, from 1998 to 2001.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS image sensors, infinity color technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine, California, USA.

Forward-Looking Statements:

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual events or results to differ materially include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; our ability to retain and attract key personnel; the uncertainties associated with our Taiwan listing plan which is subject to change due to, among other things, changes in Taiwan or US authorities' policies and Taiwan regulatory authorities' acceptance of any listing application to be filed by the Company, and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2009 filed with the SEC on June 3, 2010 as may be amended.

CONTACT: Himax Technologies, Inc.
         Investor Relations
         Jessie Wang
           +886-2-2370-3999 Ext. 22618
         jessie_wang@himax.com.tw
         Jessica Huang
           +886-2-2370-3999 Ext. 22513
         jessica_huang@himax.com.tw

         In the U.S.
         The Ruth Group
         Joseph Villalta
         +1-646-536-7003
         jvillalta@theruthgroup.com